Exhibit 99.1

News Release

April 9, 2021

Turquoise Hill Resources and Rio Tinto Reach Binding Agreement on Funding Plan for Oyu Tolgoi

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) and Rio Tinto today announced that they have entered into a binding Heads of Agreement (HoA) to provide an updated funding plan (the “Funding Plan”) for the completion of the Oyu Tolgoi LLC (OT) underground project in Mongolia. The Funding Plan is designed to address the estimated remaining funding requirement of approximately US$2.3 billion1 and replaces the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill previously entered into on September 9, 2020.

Under the HoA, subject to securing approval by OT LLC and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•

pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of OT by up to US$1.4 billion; and

•	seek to raise up to US$500 million in senior supplemental debt (SSD) under the existing project financing arrangements from selected international financial institutions.

In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as OT’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.

“We are pleased to have reached a constructive and equitable agreement with Rio Tinto to fund the Oyu Tolgoi underground development,” stated Steve Thibeault, Interim Chief Executive Officer of Turquoise Hill. “With a binding funding agreement now in place that sets out a process along a known timeline, we will be able to move ahead as expeditiously as possible with the development of the underground project at Oyu Tolgoi. We remain committed to continue delivering a benefit to all stakeholders, including Mongolia and its citizens, and to delivering significant long-term value for Turquoise Hill as this project progresses.”

[1]

The estimated remaining funding requirement is based on the terms of the HoA and current anticipated copper prices, among other factors, and does not include funding, if any, which may become required for a power plant.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2			1

Rio Tinto Copper Chief Executive Bold Baatar said, “This agreement and alignment with Turquoise Hill represents a major milestone in the continued development of Oyu Tolgoi, which is expected to become one of the world’s largest copper mines and a significant contributor to the Mongolian economy for years to come. Commencing the re-profiling whilst concurrently listening, engaging and resolving the concerns of the Government of Mongolia are critical steps to maintaining momentum on the timely delivery of the Oyu Tolgoi Underground Project.”

Given the HoA sets out a collaborative and binding contractual framework designed to address the known funding requirement in order to complete the development of the OT underground project, Turquoise Hill has determined that entering into the HoA addresses the principal objectives that the arbitration instituted in November 2020 had been initially intended to achieve and, to that end, Turquoise Hill and Rio Tinto have jointly agreed to obtain an order dismissing the current arbitration on a without prejudice basis and without costs, including an order vacating the interim measures order.

The HoA will be available under Turquoise Hill’s profile on SEDAR at www.sedar.com and will also be posted on Turquoise Hill’s website at www.turquoisehill.com.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are iron ore, aluminium, copper, molybdenum, diamonds, gold, industrial minerals (borate, titanium dioxide and salt). Activities span the world and are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe, and southern Africa.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2			2

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Mine Development and Financing Plan (“UDP”); the willingness and ability of the parties to the UDP to amend or replace the UDP; the implementation and successful execution of the funding plan that is the subject of the Heads of Agreement (“HoA”) described in this press release and the amount of any additional future funding gap to complete the Oyu Tolgoi Project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the fourth quarter and year ended December 31, 2020 (“MD&A”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
	H3B 3P2			3